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                                                                    Exhibit (a)7

     This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated November 15, 2002 (the "Offer to Purchase"), and the related Letter of Transmittal, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto. However, the Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In those jurisdictions where securities laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                      NOTICE OF OFFER TO PURCHASE FOR CASH
                 ANY OR ALL OUTSTANDING SHARES OF COMMON STOCK
                                       OF

                    TRANSCONTINENTAL REALTY INVESTORS, INC.

                                       AT
                              $17.50 NET PER SHARE
                                       BY
                TRANSCONTINENTAL REALTY ACQUISITION CORPORATION
                          A WHOLLY-OWNED SUBSIDIARY OF

                        AMERICAN REALTY INVESTORS, INC.

     Transcontinental Realty Acquisition Corporation, a Nevada corporation ("Purchaser") and a wholly-owned subsidiary of American Realty Investors, Inc., a Nevada corporation ("ARL"), is offering to purchase any or all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Transcontinental Realty Investors, Inc., a Nevada corporation ("TCI"), for $17.50 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which together, along with any amendments or supplements thereto, constitute the "Offer"). Stockholders who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, subject to the Letter of Transmittal, stock transfer taxes, if any, on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees or commissions. We will not pay any commissions or fees charged to you by your broker nor will we pay fees to or expenses of brokers. Additionally, if not all shares are tendered, American Realty Investors, Inc. intends to propose a merger with TCI whereby unaffiliated TCI stockholders would receive $17.50 in cash or, at that stockholder's option, a share of American Realty Investors, Inc. preferred stock for each TCI share that they held. That merger is subject to stockholder approval and completing the registration procedures with the Securities and Exchange Commission, which American Realty Investors, Inc. has not been able to complete. There can be no assurance that American Realty Investors, Inc. will be able to take the steps necessary to register the American Realty Investors, Inc. preferred stock or that they will be able to consummate the merger. ARL is making this offer to cure a default under a settlement agreement. The settlement agreement and lawsuit giving rise to it are described under "Overview of the Lawsuit and Settlement Agreement that Led to this Tender Offer" set forth in the Offer to Purchase.

         THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
    NEW YORK CITY TIME, ON DECEMBER 13, 2002, UNLESS THE OFFER IS EXTENDED.





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     The Offer is conditioned upon, among other things, obtaining necessary financing. The Offer is also subject to other terms and conditions described in
Section 9 of the Offer to Purchase.

     For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn if, as and when Purchaser gives oral or written notice to American Stock Transfer & Trust Company (the "Depositary") of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for the tendering stockholders for the purposes of receiving payments from Purchaser and transmitting such payments to the tendering stockholders whose Shares have been accepted for payment. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation (as defined in the Offer to Purchase) with respect to) such Shares, (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase)), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for, or Book-Entry Confirmation with respect to, the Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price to be paid by Purchaser for the tendered Shares, regardless of any extension of the Offer or any delay in making such payment. Tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after January 13, 2003, as described in
Section 4 of the Offer to Purchase.

     For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on the particular certificates to be withdrawn must be submitted to the Depositary, and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn Shares and otherwise comply with The Depository Trust Company's procedures. Withdrawals of tender shares may not be rescinded and any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered at any time prior to the Expiration Date by following one of the procedures described in Section 3 of the Offer to Purchase.

     The term "Expiration Date" means 12:00 midnight, New York City time, on December 13, 2002 unless and until Purchaser, extends the period for which the Offer is open, in which event the term "Expiration Date" will mean the latest time and date on which the Offer, as so extended, expires.

     Purchaser may elect to extend the Offer at any time; however there can be no assurance that the Offer will be extended or, if extended, for how long. If the Offer is extended, Purchaser will inform the Depository of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.

     All questions as to the form and validity (including, without limitation, time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, whose determination shall be final and binding. None of ARL, Purchaser, the Depositary, Georgeson Shareholder Services, Inc. (the "Information Agent"), or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.





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     There are no appraisal rights available to dissenting security holders in connection with the Offer. No provision has been made by Purchaser in connection with the Offer to grant unaffiliated security holders access to the corporate files of Purchaser or to obtain counsel or appraisal services at the expense of Purchaser.

     The receipt by a stockholder of cash for Shares pursuant to the Offer will be a taxable transaction for United States federal income tax purposes, and may also be a taxable transaction under applicable state, local or foreign tax laws. All stockholders are urged to consult with their own tax advisors as to the particular tax consequences to them of the Offer.

     The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

     Purchaser has requested that TCI provide it with mailing labels containing the names and addresses of all record holders of Shares and with security position listings of Shares held in stock depositories, together with all other available listings and computer files containing names, addresses and security position listings of record holders and beneficial owners of Shares. The Offer to Purchase, the related Letter of Transmittal and other relevant documents will be mailed to record holders of Shares, will be furnished (for subsequent transmittal to beneficial owners of Shares) to the brokers, dealers, commercial banks, trust companies and others whose names, or the names of whose nominees, appear on these lists and may be mailed directly to beneficial owners.

     THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

     Questions and requests for assistance or additional copies of the Offer to Purchase, Letter of Transmittal and any other tender offer documents may be directed to the Information Agent at its telephone number and location listed below, and copies will be furnished at Purchaser's expense. Purchaser will not pay fees to any broker or dealer or other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                             GEORGESON SHAREHOLDER
                              COMMUNICATIONS, INC.

                          17 STATE STREET, 10TH FLOOR
                            NEW YORK NEW YORK 10004
                    BANKERS AND BROKERS CALL: (212) 440-9800
                   ALL OTHERS CALL TOLL FREE: (866) 423-4880




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